Schedule C
to the
Transfer Agency and Services Agreement
between
World Funds Trust (the “Trust”) and
Commonwealth Fund Services, Inc. (“CFS”)

Dated as of July 20, 2012

Perkins Discovery Fund

$15.00 per open account up to 8,000 open accounts, $12.00 per open account from 8,001 to 15,000 open accounts, $9.00 per open account on accounts greater than 15,001 open accounts, and $3.00 per closed account; subject to an $18,000 annual minimum.

For the purposes of this Agreement, an open account is an account that has assets or that has had assets for the current tax reporting period.  For example, an account opened and funded on January 2, 2010 which is redeemed in full on May 31, 2010 would continue to be billable as an open account until April 15, 2011 because it needs to be maintained through the tax reporting cycle of the year following the full redemption. On April 16, 2011, the account would be billable as a closed account.  Unfunded accounts, that is accounts that have never been funded, are not billable. A closed account has a zero balance and no activity in the current tax reporting cycle.

Internet access for shareholder account look-up and broker account access, as well as VRU (Voice Response Unit) access, will be available to those portfolios/classes wishing to provide the service to their shareholders and/or brokers for an annual fee of $9,000 per fund.

Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

Postage                                                                        Forms
Telephone (Long Distance/800 Service)                                                                                  Mailing House Expenses
Telephone (Dedicated circuits)                                                                        Proxy Solicitation
Express Charges                                                                        Storage Fees
Fund/SERV & Networking Fees                                                                                  Bank Account Maintenance Fees
FedWire/ACH/Swift Fees                                                                                  Custom Programming Costs
Special Reports                                                                        Conversion/Deconversion Costs*
Special Training requested by Fund                                                                        SSAE 16 Reporting
Annual AML Review                                                                        22c-2 Compliance

Labor costs associated with items covered under out-of-pocket provisions will be based on the following schedule:

Principal/Officer                                                                $250.00/hr
Manager/Supervisor                                                                           $175.00/hr
Programmer/Technical                                                                $150.00/hr
Administrative                                                                           $75.00/hr

*Conversion costs will be based on vendor per-account charges plus labor, billed at the rates noted above.